HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.
4233 E. Magnolia Avenue
Phoenix, AZ
Tel: (602) 561-9177

August 20, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:  Jeffrey Gordon

Re:          Health Anti-Aging Lifestyle Options, Inc.
Forms 10-K and 10-K/A for the Year Ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
File No. 0-50068

Dear Mr. Gordon:

With reference to your facsimile of August 17, 2009 we will be amending our filing and will file the second amendment to Form 10-K for fiscal year ended December 31, 2008 via the Edgar filing system.

The second amendment to Form 10-K is being filed to further amend Item 9A- Controls and Procedures to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures as of the end of the fiscal year.

 We have provided our response to the comments raised in your facsimile of August 17, 2009 below as follows:

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.
We have reviewed your response to prior comment 1 from our letter dated July 31, 2009. It appears that you continue to believe that your disclosure controls and procedures were effective for the year ended December 31, 2008 despite disclosure of numerous material weaknesses.  As we previously noted, Rule 13a-15(e) defines disclosure controls and procedures as those controls and procedures that are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods and are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Despite the additional information you provided in your response letter, it remains unclear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e).  Please revise your disclosures to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such, in an amended Form 10-K.  Otherwise, please revise your disclosure to provide a comprehensive discussion of the factors you considered and highlight any other factors that support your conclusion, despite the existence of numerous material weaknesses.

We have revised our disclosures to disclose management’s revised conclusion on the effectiveness of our disclosure controls and procedures.

The second amendment to the 10-K reads as follows:

PART II

ITEM 9A.            CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures are not effective since the following material weaknesses exist:

(i)
The Company’s management is relying on external consultants for purposes of preparing its financial reporting package; the Company’s officer may not be able to identify errors and irregularities in the financial reporting package before its release as a continuous disclosure document.

(ii)	As the Company is governed by one officer who is also the only director, there is an inherent lack of segregation of duties and lack of independent governing board.

(iii)
The Company does not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records, that all of its transactions are completely reflected in the financial statements.

(iv)
There are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers, increasing the risk of incomplete expenses and accrued liabilities.

Changes in Disclosure Controls and Procedures

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that
 (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, as of December 31, 2008, management has concluded that the Company’s internal controls over financial reporting were not operating effectively. Management has  identified the following deficiencies, that only when aggregated, may possibly be viewed as a material weakness in our internal control over financial reporting as of December 31, 2008 and it is clarified that management did not identify any material weaknesses in its internal control over financial reporting:

1.
We do not have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over our financial statements.  To date we have not established an audit committee.

2.
Insufficient documentation of financial statement preparation and review procedures - We employ policies and procedures in reconciliation of the financial statements and the financial information based on which the financial statements are prepared, however, the controls and policies we employ are not sufficiently documented.

3.
We did not maintain proper segregation of duties for the preparation of our financial statements – As of December 31, 2008 the majority of the preparation of financial statements was carried out by one person.  Additionally, we currently only have one officer/director having oversight on all transactions. This has resulted in several deficiencies including:

a.	Significant, non-standard journal entries were prepared and approved by the same person, without being checked or approved by any other personnel.

b.	Lack of control over preparation of financial statements, and proper application of accounting policies.

4.
We lack sufficient information technology controls and procedures – As of December 31, 2008, we lacked a proper data back up procedure, and while backup did take place in actuality, we believe that it was not regulated by methodical and consistent activities and monitoring.

Continuing Remediation Efforts to Address Deficiencies in the Company’s Internal Control Over Financial Reporting

Once the Company is engaged in a business of merit and has sufficient personnel available, then our Board of Directors, in connection with the aforementioned deficiencies, will implement the following remediation measures:

1.	Our Board of Directors will nominate an audit committee and audit committee financial expert.

2.
We will appoint additional personnel to assist with the preparation of our financial statements; which will allow for proper segregation of duties, as well as additional manpower for proper documentation.

3.
We will engage in a thorough review and restatement of our information technology   control procedures, in addition to procurement of all hardware and software that will enable us to maintain proper backups, access, control etc.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  We are not required to provide an attestation report by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.

DAVID ALLEY
David Alley
Principal Executive Officer